UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2016

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

70 York Street, Suite 1610,
Toronto, Ontario M5J 1S9, Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

Exhibit No.	Description

99.1	Financial Statements for Quarter Ended March 31, 2016

99.2	Management’s Discussion and Analysis

99.3	Form 52-109FV2 - Certification of Interim Filing - CEO

99.4	Form 52-109FV2 - Certification of Interim Filing - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: May 25, 2016	By:	/s/ Ashish Kapoor
Ashish Kapoor Chief Financial Officer